UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of JULY 2008.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: July 24, 2008                        /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                       JULY 24, 2008

              TUMI COMPLETES PHASE 1 DRILL PROGRAM AT SALA, SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED ("TUMI" AND/OR "THE COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President of Tumi, announces the completion of the Phase 1 core drill program at its 100% owned Sala silver-zinc-lead project in Sweden. Ten drill holes were completed totalling 2,282.3 meters.

On July 16, 2008, the Company announced the assay results of the first diamond drill hole at the Sala silver-zinc-lead project. The first hole intersected a 75 meter wide zone of highly anomalous zinc mineralization. Within this zone, semi-massive and stringer type sphalerite mineralization occur together with galena and unidentified silver minerals in three bands of up to 6.6 meters width.

The drill program has delineated a highly mineralized zone exceeding 800 meters in length, and after the completion of the Phase 1 drill program, the zone remains open along strike as well as towards depth. The deepest hole (08-003) intersected the mineralization between 394 and 461 meters depth. Core from this section has been split and prepared and is currently being assayed by IPL Laboratories in Vancouver, B.C., Canada. The mineralization has also been intersected in holes 08-004, 08-006 and 08-008 at a distance of up to 500 meters along strike from the initial intersection in hole 08-001.

The results from the Phase 1 drill program have confirmed that the structural geology of the new zone is similar to the now mined out ore body of the adjacent historical Sala Silver mine. Plans for a Phase 2 drilling program are currently underway. The objective of the Phase 2 drill program will be to determine the dimensions and extent of the mineralized zone focusing on the higher grade sections. Though a start date for the Phase 2 drilling program is yet to be decided, all necessary permits are in place and drilling can commence with relatively short notice.

As part of the Company's sample control program, blanks, known standards and duplicates are also being assayed. Further results will be reported when available.

The qualified person for Tumi's projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the Sala Project area in Sweden and has approved the contents of this news release.

On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com


FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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